April 24, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Shanghai Century Acquisition Corporation

Registration Statement on Form F-1

Filed December 12, 2005

File No. 333-130260

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned underwriters of the proposed public offering (the “Offering”) of Shanghai Century Acquisition Corporation (the “Company”), hereby join the Company in requesting that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 5:00 p.m., Washington D.C. time, on April 24, 2006 or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please note that the undersigned has effected from April 19, 2006 through the date hereof approximately the following distribution of:

Preliminary Prospectus dated April 19, 2006:

3000 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the Offering.

Very yours truly,

I-Bankers Securities Incorporated

WR Hambrecht + Co

Ladenburg Thalmann & Co. Inc.

By: I-Bankers Securities Incorporated

By:	/s/ Shelley Gluck
Name:	Shelley Gluck
Title:	Chief Financial Officer

April 24, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Shanghai Century Acquisition Corporation

Registration Statement on Form F-1

Filed December 12, 2005

File No. 333-130260

Ladies and Gentlemen:

Shanghai Century Acquisition Corporation (the “Company”), hereby requests acceleration of the effectiveness of the Registration Statement on Form F-1 (No. 333-130260) to 5:00 p.m., Eastern Standard time, on April 24, 2006 or as soon thereafter as is practicable. The undersigned confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities being registered pursuant to the aforementioned Registration Statement.

Furthermore, the Company acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby further requests, pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, that the Registration Statement on Form 8-A (No. 001-32860) be declared effective simultaneously with the Registration Statement.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating to the Company’s counsel, Gregory J. Schmitt, via telephone at (214) 855-4305, confirmation of the exact time at which the Registration Statement was declared effective.

Very truly yours,

SHANGHAI CENTURY ACQUISITION CORPORATION, a corporation organized under the laws of the Cayman Islands

By:	/s/ Franklin D. Chu
Franklin D. Chu,
Co-Chief Executive Officer